Exhibit 99.1

DLocal Refutes Short-Seller Allegations and Reconfirms Independent Investigations were Carried Out.

Montevideo, Uruguay, February 20, 2025 – dLocal Limited (Nasdaq: DLO), a leading technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets deems the allegations made in a recent short-seller report to be inaccurate and misleading, and made by interested parties who profit from the Company’s stock price falling.

Any suggestion that the Company failed to properly investigate identical or similar allegations in the past is inaccurate. As the Company has stated publicly, it took prompt action to investigate the allegations raised by a prior short seller report. As previously disclosed, the Company’s Audit Committee, consisting solely of independent directors, oversaw an independent review of the allegations with the assistance of independent counsel and an independent global expert services and forensic accounting advisory firm. The Company has disclosed publicly that the review overseen by the Audit Committee concluded that the prior short-seller allegations were not substantiated.

dLocal remains committed to high standards of corporate governance, financial integrity, and regulatory compliance. It encourages investors to rely on its audited financial statements and disclosures filed with the SEC, rather than on self-serving and inaccurate reports from short-sellers with a clear financial incentive to cause short-term volatility in our stock price.

The Company has no further comment on these allegations and remains fully focused on executing its strategy and delivering value to its merchants, shareholders, partners, and employees. It looks forward to discussing its performance during FY24 and Q4’24, and outlook going forward during the next earnings call scheduled for February 27, 2025.

About dLocal

dLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com